UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595), filed on January 29, 2010.

Highlights

➢	Growth in consolidated sales and operating segment income of 9.1% and 4.2% for full-year 2009, respectively

➢	Record-high net additions of 200 thousand subscribers achieved by Sky during 2009, reaching close to two million subscribers

➢	In the aggregate for our three cable subsidiaries, Revenue Generating Units reached 2.8 million of which 356 thousand were telephony subscribers

➢	Approximately Ps.9,164 billion returned to shareholders through dividends, including the highest dividend ever paid by Televisa

➢	Television Broadcasting sign-on to sign-off audience share of 70.8% during 2009

Consolidated Results

Mexico City, D.F., February 25, 2010—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for fourth quarter and full year 2009. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS).

The following table sets forth a condensed consolidated statement of income for the years ended December 31, 2009 and 2008, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing 2009 with 2008:

	2009	Margin %	2008	Margin %	Change %
Consolidated net sales	52,352.5	100.0	47,972.3	100.0	9.1
Operating segment income	20,744.7	38.8	19,917.2	40.6	4.2
Consolidated operating income	15,156.9	29.0	15,127.8	31.5	0.2
Consolidated net income	6,582.7	12.6	8,730.7	18.2	(24.6)
Controlling interest net income	6,007.1	11.5	7,803.7	16.3	(23.0)

Consolidated net sales increased 9.1% to Ps.52,352.5 million in 2009 compared with Ps.47,972.3 million in 2008. This increase was attributable to revenue growth in our Cable and Telecom, Sky, Pay Television Networks, Programming Exports, Other Businesses, and Television Broadcasting segments, and was partially offset by a decrease in the sales of our Publishing segment.

Consolidated operating income increased marginally by 0.2% to Ps.15,156.9 million in 2009 compared with Ps.15,127.8 million in 2008. This increase was attributable to higher sales that were offset by higher cost of sales, operating expenses, and depreciation and amortization.

Controlling interest net income decreased 23% to Ps.6,007.1 million in 2009 compared with Ps.7,803.7 million in 2008. The net decrease of Ps.1,796.6 million primarily reflected a Ps.812.8 million increase in other expense, net, and a Ps.2,142.4 million increase in integral cost of financing. These unfavorable variances were offset by i) a Ps.29.1 million increase in operating income; ii) a Ps.334.6 million decrease in equity in losses of affiliates, net; iii) a Ps.443.5 million decrease in income taxes; and iv) a Ps.351.4 million decrease in noncontrolling interest net income.

Full-Year Results by Business Segment

The following table presents full-year results ended December 31, 2009 and 2008, for each of our business segments. Results for the full-year 2009 and 2008 are presented in millions of Mexican pesos.

Net Sales	2009	%	2008	%	Inc. %
Television Broadcasting	21,561.6	40.3	21,460.7	43.7	0.5
Pay Television Networks	2,736.6	5.1	2,212.5	4.5	23.7
Programming Exports	2,845.9	5.3	2,437.2	5.0	16.8
Publishing	3,356.1	6.3	3,700.4	7.5	(9.3)
Sky	10,005.2	18.7	9,162.2	18.7	9.2
Cable and Telecom	9,241.8	17.3	6,623.4	13.5	39.5
Other Businesses	3,771.4	7.0	3,498.5	7.1	7.8
Segment Net Sales	53,518.6	100.0	49,094.9	100.0	9.0
Intersegment Operations1	(1,166.1)		(1,122.6)		(3.9)
Consolidated Net Sales	52,352.5		47,972.3		9.1

Operating Segment Income (Loss)2	2009	Margin %	2008	Margin %	Inc. %
Television Broadcasting	10,323.9	47.9	10,504.9	48.9	(1.7)
Pay Television Networks	1,660.4	60.7	1,378.2	62.3	20.5
Programming Exports	1,437.2	50.5	1,076.8	44.2	33.5
Publishing	190.7	5.7	648.6	17.5	(70.6)
Sky	4,478.8	44.8	4,416.8	48.2	1.4
Cable and Telecom	2,971.9	32.2	2,134.8	32.2	39.2
Other Businesses	(318.2)	(8.4)	(242.9)	(6.9)	(31.0)
Operating Segment Income	20,744.7	38.8	19,917.2	40.6	4.2
Corporate Expenses	(658.2)	(1.2)	(478.3)	(1.0)	(37.6)
Depreciation and Amortization	(4,929.6)	(9.4)	(4,311.1)	(9.0)	(14.3)
Consolidated Operating Income	15,156.9	29.0	15,127.8	31.5	0.2

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Television Broadcasting
Fourth-quarter sales increased 0.5% compared with the same period of 2008.

Full-year sales increased 0.5% to Ps.21,561.6 million compared with Ps.21,460.7 million in 2008. This marginal increase, which exceeded our guidance for the year, was achieved in spite of the difficult economic environment and a difficult comparison resulting from the broadcast of the 2008 Olympic Games. Ratings remained strong due to successful telenovelas such as “Hasta que el Dinero nos Separe” and “Mañana es para Siempre”.

Fourth-quarter operating segment income decreased 3.9% compared with the same period of 2008, and the margin was 49.6%.

Full-year operating segment income decreased 1.7% to Ps.10,323.9 million compared with Ps.10,504.9 million in 2008, and the margin was 47.9%. The drop in margin of 100 basis points was smaller than our initial guidance of a drop in margins of 200 to 300 basis points for this business. The drop in margins is primarily explained by the negative translation effect of foreign currency-denominated costs of sales and operating expenses.

Pay Television Networks
Fourth-quarter sales increased 6.1% compared with the same period of 2008.

Full-year sales increased 23.7% to Ps.2,736.6 million compared with Ps.2,212.5 million in 2008. The annual increase was driven by higher revenues from channels sold in Mexico and Latin America and higher advertising sales, as well as a positive translation effect of foreign currency-denominated sales. As of December 31, 2009, and through our cable and DTH affiliates worldwide, our Pay Television Networks business reached 23 million subscribers carrying an average of five Televisa pay TV channels each.

Fourth-quarter operating segment income decreased 6.2% compared with the same period of 2008, and the margin was 54.3%.

Full-year operating segment income increased 20.5% to Ps.1,660.4 million compared with Ps.1,378.2 million in 2008, and the margin was 60.7%. This increase reflects higher sales that were partially offset by an increase in cost of sales and operating expenses, driven mainly by investments made in the production and launch of new channels. In the third quarter of 2009, we launched our sports pay TV channel, Televisa Deportes Network (“TDN”). As part of the launch of TDN, the network will carry on an exclusive basis ten of the 64 games of the 2010 Soccer World Cup.

Programming Exports
Fourth-quarter sales increased 4% compared with the same period of 2008.

Full-year sales increased 16.8% to Ps.2,845.9 million compared with Ps.2,437.2 million in 2008. The annual increase was attributable to i) a positive translation effect on foreign currency-denominated sales amounting to Ps.432.8 million; and ii)  higher programming sales to Latin America, Europe, Asia and Africa. This increase was partially offset by a decrease in royalties from Univision, from US$146.5 million in 2008 to US$143 million in 2009.

Fourth-quarter operating segment income increased 15.5% compared with the same period of 2008, and the margin reached a fourth-quarter record high of 49.5%.

Full-year operating segment income increased 33.5% to Ps.1,437.2 million compared with Ps.1,076.8 million in 2008, reaching a record high margin of 50.5%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses.

Publishing
Fourth-quarter sales decreased 17.4% compared with the same period of 2008.

Full-year sales decreased 9.3% to Ps.3,356.1 million compared with Ps.3,700.4 million in 2008. The annual decrease was driven by lower revenues from magazine circulation and advertising pages sold abroad as well as in Mexico. This negative impact was partially offset by a positive translation effect on foreign currency-denominated sales.

Fourth-quarter operating segment income decreased 99.6% compared with the same period of 2008, and the margin was 0.1%.

Full-year operating segment income decreased 70.6% to Ps.190.7 million compared with Ps.648.6 million in 2008, and the margin was 5.7%. This decrease reflects lower sales and higher operating expenses due to nonrecurrent charges such as an increase in allowances and doubtful accounts and certain restructuring costs, as well as a negative translation effect on foreign currency-denominated costs that were partially compensated by lower cost of sales, mainly in cost of paper and printing.

Sky
Fourth-quarter sales increased 9.3% compared with the same period of 2008. During the quarter, Sky added a total of 143 thousand subscribers of which 140 thousand were in Mexico, the highest growth on record for a single quarter, and three thousand were in Central America and the Dominican Republic. The growth in Mexico is explained mainly by the success of Sky´s new low-cost offerings.

Full-year sales increased 9.2% to Ps.10,005.2 million compared with Ps.9,162.2 million in 2008. The annual increase was driven by i) an increase in the subscriber base in Mexico; ii) growth of Sky operations in Central America and the Dominican Republic; and iii) higher advertising revenues. As of December 31, 2009, the number of gross active subscribers increased to 1,959,722 (including 144,326 commercial subscribers), compared with 1,759,801 (including 128,937 commercial subscribers) as of December 31, 2008. Sky closed the quarter with more than 137 thousand subscribers in Central America and the Dominican Republic.

Fourth-quarter operating segment income increased 5.4% compared with the same period of 2008, and the margin was 43.4%.

Full-year operating segment income increased 1.4% to Ps.4,478.8 million compared with Ps.4,416.8 million in 2008, and the margin was 44.8%. This increase reflects higher sales that were partially offset by higher cost of sales and operating expenses explained primarily by the amortization of costs related with the exclusive transmission of 24 matches of the 2010 Soccer World Cup by Ps.220 million.

Cable and Telecom
Fourth-quarter sales increased 21.7% compared with the same period of 2008. This increase includes the consolidation effect of Cablevision Monterrey (“TVI”) starting October 1, 2009. TVI reached 425 thousand revenue generating units (RGUs) by the end of 2009 and represented incremental sales of Ps.391 million.

Full-year sales increased 39.5% to Ps.9,241.8 million compared with Ps.6,623.4 million in 2008. This increase was attributable to i) the addition of more than 350 thousand RGUs in Cablevisión and Cablemás during the year driven mainly by the success of our competitive triple-play bundles; and ii) to the consolidation of Cablemás since June 1, 2008 and of TVI. During the year, Cablevisión, Cablemás, and Bestel net sales reached Ps.3,378.8 million, Ps.3,649 million, and Ps.1,823 million, respectively.

Fourth-quarter operating segment income increased 15.3% compared with the same period of 2008, and the margin was 29.6%. These results include the consolidation of TVI, which generated operating segment income of Ps.135.5 million.

Full-year operating segment income increased 39.2% to Ps.2,971.9 million compared with Ps.2,134.8 million in 2008, and the margin was 32.2%. These results reflect higher sales in the cable platforms that were partially offset by i) an increase in advertising campaigns around triple-play packages; ii) a negative translation effect on foreign currency-denominated costs; iii) the costs inherent to growth in the subscriber base; and iv) higher costs and expenses resulting from  Cablemás and TVI’s consolidation. During the year, Cablevisión generated operating segment income of Ps.1,248.9 million, Cablemás generated operating segment income of Ps.1,369 million, and Bestel generated operating segment income of Ps.218.5 million.

The following table sets forth the breakdown of subscribers for each of our three cable and telecom subsidiaries.

2009	Cablevisión	Cablemás	TVI
Video	632,061	912,825	237,062
Broadband	250,550	289,006	112,105
Telephony	133,829	146,406	75,779
RGUs	1,016,440	1,348,237	424,946

Other Businesses
Fourth-quarter sales increased 11.9% compared with the same period of 2008.

Full-year sales increased 7.8% to Ps.3,771.4 million compared with Ps.3,498.5 million in 2008. The annual increase was driven by higher sales in our gaming, soccer and internet businesses, which were partially offset by a decrease in sales in our feature-film distribution, publishing distribution, and radio businesses.

Fourth-quarter operating segment loss increased 33.7% compared with the same period of 2008.

Full-year operating segment loss increased 31% to Ps.318.2 million compared with Ps.242.9 million in 2008, reflecting higher cost of sales and operating expenses that were partially offset by higher sales.

Corporate Expenses

Share-based compensation expense in 2009 and 2008 amounted to Ps.375.7 million and Ps.222 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-operating Results

Other Expense, Net

Other expense, net, in the year ended December 31, 2009, included primarily impairment adjustments to intangible assets, professional services in connection with certain litigation, donations, and disposition of property and equipment.

Other expense, net, increased by Ps.812.8 million, or 85.4%, to Ps.1,764.9 million for the year ended December 31, 2009, compared to Ps.952.1 million for the year ended December 31, 2008. This increase reflected primarily i) higher non-cash impairment adjustments made to the carrying value of goodwill of certain businesses in our Cable and Telecom, Television Broadcasting and Publishing segments, and trademarks in our Publishing segment; ii) the absence of other income recognized in 2008, derived from a litigation settlement in January 2009; and iii) an increase in loss on disposition of property and equipment. These unfavorable variances were partially offset by a decrease in professional services in connection with certain litigation.

Integral Cost of Financing

The following table sets forth integral cost of financing stated in millions of Mexican pesos for the years ended December 31, 2009 and 2008.

	2009	2008	Increase (decrease)
Interest expense	3,136.4	2,816.4	320.0
Interest income	(1,053.4)	(1,299.8)	246.4
Foreign exchange loss (gain), net	890.3	(685.7)	1,576.0
Integral cost of financing	2,973.3	830.9	2,142.4

The net expense attributable to integral cost of financing increased by Ps.2,142.4 million, to Ps.2,973.3 million for the year ended December 31, 2009 from Ps.830.9 million for the year ended December 31, 2008. This increase reflected i) a Ps.1,576 million increase in foreign exchange loss resulting from the unfavorable effect of a 5.5% appreciation of the Mexican peso against the US dollar in 2009 versus a 26.7% depreciation of the Mexican peso against the US dollar in 2008, primarily on foreign currency hedge contracts; ii) a Ps.320 million increase in interest expense, due primarily to a higher average principal amount of long-term debt in 2009; and iii) a Ps.246.4 million decrease in interest income explained primarily by a reduction of interest rates applicable to cash equivalents and temporary investments in 2009.

Equity in Losses of Affiliates, Net

Equity in losses of affiliates, net, decreased by Ps.334.6 million, or 31.9%, to Ps.715.3 million in 2009 compared to Ps.1,049.9 million in 2008. This decrease reflected mainly a reduction in equity in losses of i) Volaris, our 25% interest in a low-cost carrier airline with a concession to operate in Mexico; and ii) La Sexta, our 40% interest in a free-to-air television channel in Spain. Equity in losses of affiliates, net, for the year ended December 31, 2009, is comprised for the most part by the equity in loss of La Sexta, which was partially offset by the equity in earnings of other associates.

Income Taxes

Income taxes decreased by Ps.443.5 million, or 12.4%, to Ps.3,120.7 million in 2009 from Ps.3,564.2 million in 2008. This decrease reflected a lower corporate income tax base, which was offset by a higher corporate income tax rate.

Noncontrolling Interest Net Income

Noncontrolling interest net income decreased by Ps.351.4 million, or 37.9%, to Ps.575.6 million in 2009, from Ps.927 million in 2008. This decrease primarily reflected a lower portion of consolidated net income attributable to interests held by noncontrolling equity owners in our Sky segment, as well as a higher portion of consolidated net loss attributable to interests held by noncontrolling stockholders in our Cable and Telecom segment.

Other Relevant Information

Capital Expenditures and Investments

During 2009, we invested approximately US$499.3 million in property, plant and equipment as capital expenditures, including approximately US$239 million for our Cable and Telecom segment, US$128.8 million for our Sky segment, US$17.5 million for our Gaming business, and US$114 million for our Television Broadcasting segment and other businesses. In addition, we made capital contributions in connection with our 40% interest in La Sexta in the amount of €35.7 million (Ps.663.1 million).

Our investment in property, plant and equipment in our Cable and Telecom segment during 2009 included approximately US$128.3 million for Cablevisión, US$77.6 million for Cablemás, US$19 million for TVI, and US$14.1 million for Bestel.

Debt and Capital Lease Obligations

The following table sets forth our total consolidated debt and capital lease obligations as of December 31, 2009 and 2008. Amounts are stated in millions of Mexican pesos.

	Dec 31, 2009	Dec 31, 20081	Increase (decrease)
Current portion of long-term debt	1,433.0	2,270.4	(837.4)
Long-term debt (excluding current portion)	41,983.2	36,630.6	5,352.6
Total debt	43,416.2	38,901.0	4,515.2
Current portion of long-term capital lease obligations	235.3	151.6	83.7
Long-term capital lease obligations (excluding current portion)	1,166.5	1,222.2	(55.7)
Total capital lease obligations	1,401.8	1,373.8	28.0
1 Some reclasifications to previously reported 2008 amounts were made to reflect the 2009 presentation.

As of December 31, 2009 and 2008, our consolidated net (debt) cash position (cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments less total debt) was Ps.(576.3) million and Ps.3,812.5 million, respectively. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of December 31, 2009 and 2008 was Ps.3,996.1 million and Ps.809.1 million, respectively.

Dividends

In addition to the dividend paid in May 2009, on December 10, 2009 our stockholders approved the payment of a dividend of Ps.1.35 per CPO, which was paid in cash in December 2009 in the amount of Ps.3,980.8 million.

Shares Repurchased and Outstanding

During 2009, we repurchased approximately 13.3 million CPOs in the aggregate amount of Ps.705.1 million. As of December 31, 2009 and 2008, our shares outstanding amounted to 327,230.6 million and 328,392.8 million shares, respectively; and our CPO equivalents outstanding amounted to 2,796.8 million and 2,806.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2009 and 2008, the GDS (Global Depositary Shares) equivalents outstanding amounted to 559.4 million and 561.4 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Advertising Sales Plan

As of December 31, 2009, we had received aggregate upfront advertising deposits for television advertising of approximately Ps.17,810.4 million, representing a 5.5% increase compared with the prior year. Approximately 64.2% of the advance deposits as of December 31, 2009, were in the form of short-term, non-interest-bearing notes receivable maturing the following year, with the remainder consisting of cash deposits. The weighted-average maturity of these notes was 4.5 months.

Television Ratings and Audience Share

National urban ratings and audience share reported by IBOPE confirm that, in 2009, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 72.4%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 69.8%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 70.8%.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Millions of Mexican Pesos)

	December 31,		December 31,
	2009		2008
ASSETS	(Unaudited)		(Audited)

Current:
Cash and cash equivalents	Ps.	29,941.5	Ps.	35,106.1
Temporary investments	8,902.3		6,798.3
	38,843.8		41,904.4

Trade notes and accounts receivable, net	18,399.2		18,199.9
Other accounts and notes receivable, net	3,530.5		2,231.5
Due from affiliated companies	135.7		161.8
Transmission rights and programming	4,373.0		3,343.4
Inventories	1,665.1		1,612.0
Other current assets	1,435.1		1,105.9
Total current assets	68,382.4		68,558.9

Derivative financial instruments	1,538.7		2,316.6
Transmission rights and programming	5,915.5		6,324.8
Investments	6,361.0		3,348.6
Property, plant, and equipment, net	33,071.5		30,798.4
Intangible assets and deferred charges, net	11,218.9		11,433.8
Other assets	80.4		70.7
Total assets	Ps.	126,568.4	Ps.	122,851.8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Millions of Mexican Pesos)

	December 31,		December 31,
	2009		2008
LIABILITIES	(Unaudited)		(Audited)

Current:
Current portion of long-term debt	Ps.	1,433.0	Ps.	2,270.4
Current portion of capital lease obligations	235.3		151.6
Trade accounts payable	6,432.9		6,337.4
Customer deposits and advances	19,858.3		18,098.6
Taxes payable	941.0		830.1
Accrued interest	464.6		439.8
Employee benefits	200.2		200.0
Due to affiliated companies	34.2		88.6
Other accrued liabilities	2,577.8		2,293.8
Total current liabilities	32,177.3		30,710.3
Long-term debt, net of current portion	41,983.2		36,630.6
Long-term capital lease obligations, net of current portion	1,166.5		1,222.2
Derivative financial instruments	523.6		604.6
Customer deposits and advances, noncurrent	1,054.8		589.4
Other long-term liabilities	3,078.4		3,225.5
Deferred income taxes	1,765.4		2,265.2
Retirement and termination benefits	347.0		352.4
Total liabilities	82,096.2		75,600.2

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value	10,019.9		10,061.0
Additional paid-in capital	4,547.9		4,547.9
	14,567.8		14,608.9
Retained earnings:
Legal reserve	2,135.4		2,135.4
Unappropriated earnings	17,244.7		19,595.3
Controlling interest net income for the year	6,007.1		7,803.7
	25,387.2		29,534.4
Accumulated other comprehensive income, net	3,401.8		3,184.0
Shares repurchased	(5,187.0)		(5,308.4)
	23,602.0		27,410.0
Total controlling interest	38,169.8		42,018.9
Noncontrolling interest	6,302.4		5,232.7
Total stockholders’ equity	44,472.2		47,251.6
Total liabilities and stockholders’ equity	Ps.	126,568.4	Ps.	122,851.8

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTHS AND
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Millions of Mexican Pesos)

	Three months ended December 31,				Year ended December 31,
	2009		2008		2009		2008
	(Unaudited)		(Unaudited)		(Unaudited)		(Audited)

Net sales	Ps.	15,163.4	Ps.	14,471.6	Ps.	52,352.5	Ps.	47,972.3

Cost of sales 1	6,842.0		6,344.4		23,768.4		21,556.0

Operating expenses:
Selling 1	1,548.4		1,270.3		4,672.1		3,919.2
Administrative 1	1,105.5		892.7		3,825.5		3,058.2
Depreciation and amortization	1,372.4		1,205.3		4,929.6		4,311.1
Operating income	4,295.1		4,758.9		15,156.9		15,127.8
Other expense, net	1,408.5		338.0		1,764.9		952.1
Integral cost of financing:
Interest expense	796.5		843.5		3,136.4		2,816.4
Interest income	(272.4)		(213.9)		(1,053.4)		(1,299.8)
Foreign exchange loss (gain), net	392.8		(1,129.1)		890.3		(685.7)
	916.9		(499.5)		2,973.3		830.9
Equity in losses of affiliates, net	124.6		613.1		715.3		1,049.9
Income before income taxes	1,845.1		4,307.3		9,703.4		12,294.9
Income taxes	880.6		1,347.1		3,120.7		3,564.2
Consolidated net income	964.5		2,960.2		6,582.7		8,730.7
Noncontrolling interest net loss (income)	223.6		(117.8)		(575.6)		(927.0)
Controlling interest net income	Ps.	1,188.1	Ps.	2,842.4	Ps.	6,007.1	Ps.	7,803.7

1 Excluding depreciation and amortization.

Fourth-Quarter Results by Business Segment

The following table presents fourth-quarter results ended December 31, 2009 and 2008, for each of our business segments. Results for the fourth-quarter 2009 and 2008 are presented in millions of Mexican pesos.

Net Sales	4Q 2009%		4Q 2008%		Inc. %
Television Broadcasting	6,746.5	43.7	6,710.3	45.5	0.5
Pay Television Networks	741.8	4.8	699.3	4.7	6.1
Programming Exports	765.4	4.9	735.8	5.0	4.0
Publishing	945.3	6.1	1,144.1	7.8	(17.4)
Sky	2,637.5	17.1	2,412.5	16.4	9.3
Cable and Telecom	2,655.0	17.2	2,181.6	14.8	21.7
Other Businesses	959.4	6.2	857.7	5.8	11.9
Segment Net Sales	15,450.9	100.0	14,741.3	100.0	4.8
Intersegment Operations1	(287.5)		(269.7)		(6.6)
Consolidated Net Sales	15,163.4		14,471.6		4.8

Operating Segment Income (Loss)2	4Q 2009	Margin %	4Q 2008	Margin %	Inc. %
Television Broadcasting	3,345.0	49.6	3,479.7	51.9	(3.9)
Pay Television Networks	403.0	54.3	429.8	61.5	(6.2)
Programming Exports	379.1	49.5	328.2	44.6	15.5
Publishing	1.1	0.1	265.8	23.2	(99.6)
Sky	1,144.3	43.4	1,085.7	45.0	5.4
Cable and Telecom	787.0	29.6	682.4	31.3	15.3
Other Businesses	(218.2)	(22.7)	(163.2)	(19.0)	(33.7)
Operating Segment Income	5,841.3	37.8	6,108.4	41.4	(4.4)
Corporate Expenses	(173.8)	(1.1)	(144.2)	(1.0)	(20.5)
Depreciation and Amortization	(1,372.4)	(9.1)	(1,205.3)	(8.3)	(13.9)
Consolidated Operating Income	4,295.1	28.3	4,758.9	32.9	(9.7)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.

2 Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 20091:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jan	Feb	Mar	1Q09	Apr	May	Jun	2Q09	Jul	Aug	Sep	3Q09	Oct	Nov	Dec	4Q09	2009
Channel 2
Rating	11.7	11.7	11.9	11.8	11.4	11.2	11.4	11.3	11.4	11.6	12.4	11.8	11.8	11.6	10.3	11.2	11.5
Share (%)	32.4	31.5	32.3	32.1	30.9	30.4	31.5	30.9	31.3	32.3	33.5	32.4	32.3	31.5	29.9	31.3	31.7
Total Televisa(2)
Rating	26.1	26.8	26.3	26.4	25.8	25.8	25.5	25.7	25.8	25.5	25.8	25.7	25.6	25.9	24.2	25.3	25.8
Share (%)	72.4	72.4	71.3	72.0	69.8	69.9	70.6	70.1	70.8	71.0	70.0	70.6	70.3	70.6	70.6	70.5	70.8

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jan	Feb	Mar	1Q09	Apr	May	Jun	2Q09	Jul	Aug	Sep	3Q09	Oct	Nov	Dec	4Q09	2009
Channel 2
Rating	17.2	17.1	17.6	17.3	16.6	16.4	17.0	16.6	16.8	17.6	18.5	17.6	17.3	16.6	14.1	16.0	16.9
Share (%)	34.1	33.2	34.5	33.9	33.7	32.7	34.4	33.6	34.2	36.0	36.2	35.5	34.6	32.5	30.0	32.4	33.9
Total Televisa(2)
Rating	36.1	36.9	36.1	36.3	34.1	34.4	34.5	34.4	34.3	34.4	35.3	34.7	34.6	35.2	32.1	33.9	34.8
Share (%)	71.4	71.5	70.7	71.2	69.3	68.8	70.1	69.4	69.6	70.5	69.4	69.8	69.0	69.2	68.5	68.9	69.8

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jan	Feb	Mar	1Q09	Apr	May	Jun	2Q09	Jul	Aug	Sep	3Q09	Oct	Nov	Dec	4Q09	2009
Channel 2
Rating	21.4	21.6	21.0	21.3	18.8	19.5	19.7	19.3	19.6	22.1	23.2	21.6	22.6	22.4	18.5	21.1	20.8
Share (%)	36.2	35.9	35.7	35.9	33.9	34.5	35.7	34.7	36.1	40.0	40.1	38.7	39.0	38.0	34.7	37.2	36.6
Total Televisa(2)
Rating	43.8	44.5	43.1	43.8	39.9	39.8	39.9	39.8	39.1	40.8	41.9	40.6	41.6	42.7	37.6	40.6	41.2
Share (%)	73.9	73.9	73.4	73.8	72.1	70.6	72.3	71.7	72.1	73.8	72.2	72.7	71.8	72.3	70.5	71.6	72.4

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 2, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President